SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

VERIFONE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

92342Y109

(CUSIP Number of Class of Securities (the Underlying Common Stock))

Douglas G. Bergeron

Chief Executive Officer

VeriFone Holdings, Inc.

2099 Gateway Place, Sixth Floor

San Jose, CA 95110

(408) 232-7800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Scott D. Miller

Sullivan & Cromwell LLP

1870 Embarcadero Road

Palo Alto, California 94303

(650) 461-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$19,165,952	$1,069.46
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,456,320 shares of common stock of VeriFone Holdings, Inc., representing all of the options eligible for the exchange offer, having an aggregate value of $19,165,952 as of October 7, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,069.46	Filing Party:	VeriFone Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 8, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by VeriFone Holdings, Inc. (“VeriFone”) with the Securities and Exchange Commission on October 8, 2009. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 12.	Exhibits.

The Exhibit Index attached to this Amendment No. 1 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated: November 3, 2009	By:	/S/ DOUGLAS G. BERGERON
Douglas G. Bergeron Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Exchange Certain Stock Options For Replacement Stock Options, dated October 8, 2009.

(a)(1)(ii)*	E-mail from Douglas G. Bergeron dated October 8, 2009 Announcing the Offer to Exchange and Providing Instructions for Accessing the Offer to Exchange Website.

(a)(1)(iii)*	Paper Election Form for Offer to Exchange.

(a)(1)(iv)*	Screenshots of Electronic Election Form on Offer to Exchange website.

(a)(1)(v)*	Form of Confirmation to Eligible Optionees who Elect to Participate in the Offer to Exchange.

(a)(1)(vi)*	Form of Confirmation to Eligible Optionees who Decline Participation in the Offer to Exchange.

(a)(1)(vii)*	Form of Reminder Communication to Eligible Optionees Regarding Offer to Exchange.

(a)(1)(viii)*	English Translation of Tax Ruling for Eligible Optionees Subject to Tax in Israel.

(a)(1)(ix)*	Form of Consent Agreement to Israel Tax Authority Tax Ruling.

(a)(1)(x)*	Form of Notice to Employees on Relocation Assignment Outside Israel.

(a)(1)(xi)*	Form of Communication Guidelines

(a)(1)(xii)	Annual Report for the fiscal year ended October 31, 2008, as amended (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on January 14, 2009 and Form 10-K/A filed with the Securities and Exchange Commission on February 26, 2009).

(a)(1)(xiii)	Quarterly Report for the fiscal quarter ended July 31, 2009 (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on September 4, 2009).

(a)(1)(xiv)	Form of E-mail Reminder to Eligible Optionees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	2006 Equity Incentive Plan, as amended and restated (incorporated by reference to Annex B to the Registrant’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 10, 2008).

(d)(2)*	2006 Equity Incentive Plan — Form of Stock Option Notice and Agreement — U.S.

(d)(3)*	2006 Equity Incentive Plan — Form of Stock Option Notice and Agreement — non-U.S. (excluding Israel).

(d)(4)*	2006 Equity Incentive Plan — Form of Stock Option Notice and Agreement — Israel.

(d)(5)*	Appendix to 2006 Equity Incentive Plan for Grantees in Israel.

(d)(6)*	Rules of the VeriFone Holdings, Inc. 2006 Equity Incentive Plan for Grantees in France.

(d)(7)	Lipman Electronic Engineering Ltd. 2003 Stock Option Plan (incorporated by reference to the Registration Statement on Form F-1 (No. 333-111849) filed by Lipman Electronic Engineering Ltd. with the Securities and Exchange Commission on January 12, 2004).

(d)(8)	Lipman Electronic Engineering Ltd. 2004 Stock Option Plan (incorporated by reference to the Registration Statement on Form F-1 (No. 333-111849) filed by Lipman Electronic Engineering Ltd. with the Securities and Exchange Commission on January 12, 2004).

(d)(9)	Lipman Electronic Engineering Ltd. 2004 Share Option Plan (incorporated by reference to the Registration Statement on Form S-8 (No. 333-122374) filed by Lipman Electronic Engineering Ltd. with the Securities and Exchange Commission on January 28, 2005).

(d)(10)	Amendment to Lipman Electronic Engineering Ltd. 2004 Share Option Plan (incorporate by reference to the Registration Statement on Form S-8 (No. 333-126955) filed by Lipman Electronic Engineering Ltd. with the Securities and Exchange Commission on July 28, 2005).

(d)(11)	Lipman Electronic Engineering Ltd. 2006 Share Incentive Plan (incorporated by reference to the Annual Report on Form 20-F (No. 000-50544) filed by Lipman Electronic Engineering Ltd. with the Securities and Exchange Commission on March 9, 2006).

(d)(12)	2005 Employee Equity Incentive Plan (incorporated by reference to the Registration Statement on Form S-8 (No. 333-124545) filed with the Securities and Exchange Commission on May 2, 2005).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on October 8, 2009 and incorporated herein by reference.